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                                                           OMB APPROVAL
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------                                                 OMB Number: 3235-0362
FORM 5                                              Expires:  October 31, 2001
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                                                    hours per response .... 1.0
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/ / Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b).                        Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
 Carey, William P.                                W.P. Carey & Co. LLC ("WPC")                   to Issuer (Check all applicable)
---------------------------------------------------------------------------------------------     X Director       X 10% Owner
  (Last)          (First)          (Middle)    3. I.R.S. Identification   4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year           X Officer (give    Other (specify
525 Park Avenue                                   Person, if an entity                          ----        title ---       below)
-------------------------------------------       (Voluntary)                -------------------            below)
                 (Street)                                                 5. If Amendment,
                                                                             Date of Original          Chairman & CEO
                                                                             (Month/Year)              ------------------------
                                                                              December 2000   7. Individual or Joint/Group
                                                                                                 Reporting (check applicable line)
                                                                                                  X  Form Filed by One Reporting
                                                                                                ---- Person

                                                                                                ---- Form Filed by More than One
    NY, NY 10021                                                                                     Reporting Person
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  (City)           (State)           (Zip)     TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                the end of          Direct         Benefi-
                                  (Month/                                                Issuer's Fiscal     (D) or         cial
                                   Day/                 ----------------------------     Year                Indirect       Owner-
                                   Year)                Amount    (A) or      Price      (Instr. 3 and 4)    (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                    6/28/00        J(1)     85,408    D           --         8,671,493            I             (2)
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Common Stock                    6/28/00        J(1)     85,408    A           --         8,671,493            I             (3)
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Common Stock                    6/28/00        J(1)     36,374    D           --         8,671,493            I             (2)
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Common Stock                    6/28/00        J(1)     36,374    A           --         8,671,493            I             (4)
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Common Stock                    6/28/00        J(1)    137,223    D           --         8,671,493            I             (2)
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Common Stock                    6/28/00        J(1)    137,223    A           --         8,671,493            I             (5)
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Common Stock                    6/28/00        J(1)     30,361    D           --         8,671,493            I             (2)
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Common Stock                    6/28/00        J(1)     30,361    A           --         8,671,493            I             (6)
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Common Stock                    6/28/00        J(1)     21,926    D           --         8,671,493            I             (7)
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Common Stock                    6/28/00       J(1)      21,926    A           --         8,671,493            I             (6)
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Common Stock                    6/28/00       J(1)     492,881    D           --         8,671,493            I             (2)
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Common Stock                    6/28/00       J(1)     492,881    A           --         8,671,493            D
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Common Stock                    6/28/00       J(1)      55,380    D           --         8,671,493            I             (2)
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Common Stock                    6/28/00       J(1)      55,380    A           --         8,671,493            I             (8)
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* If the Form is filed by more than one reporting person, see instruction 4(b)(v).

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

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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
                             9. Number of           10. Ownership               11. Nature of
                                Derivative              of Derivative               Indirect
                                Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Explanation of Responses:
(1) Represents an accounting adjustment to account balances but does not produce net impact on total share ownership.
(2) By Carey Property Advisors LP
(3) By Carey Corporate Properties Inc.
(4) By Seventh Carey Corporate Properties Inc.
(5) By Eighth Carey Corporate Properties Inc.
(6) By Ninth Carey Corporate Properties Inc.
(7) By W.P. Carey & Co. Inc.
(8) By Carey Fiduciary Advisors Inc.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/William P. Carey             6/15/01
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.
